SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces the construction of Platform P-56 in Brazil

(Rio de Janeiro, October 30, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it signed the agreement for the construction of the P-56 semi-submersible platform today, October 30, aiming at anticipating production at Marlim Sul field’s Module 3. The new unit will be a copy of the P-51, the first semi-submersible-type platform built entirely in Brazil. The agreement, signed with the FSTP Consortium (Keppel Fels and Technip) and worth nearly $1,200,000.00, includes the platform’s engineering, supply, construction, and assembly (hull and process plant) services.

The construction work will involve two other agreements, which will be signed tomorrow: one for the provision and supply of the gas compression modules, worth $ 141.4 million, with Nuovo Pignone S.p.A.; the other for the provision, assembly, operation, and maintenance of the power modules, worth $139,780,000, with Rolls-Royce Energy Systems Inc. and UTC Engenharia S.A..

The same companies in charge of building the P-51 were hired to do the work for the P-56, since one project is a copy of the other and this will allow production to be anticipated at Marlim Sul. By adopting the strategy of using an existing platform’s project, it will be possible to recover production that has been delayed by the hold-ups in the P-55 and P-57 projects, the bidding for which had to be cancelled due to excessively high prices. This portfolio repositioning, anticipating the Marlim Sul project, shows Petrobras’ response capabilities in managing its E&P assets.

This strategy also took the vendors’ current mobilization into account, allowing for shorter deadlines and lower project costs, since it reduces expenditures not only with shipyard infrastructure adjustments, but also expenses involved in hiring and qualifying specialized labor, among others.

The P-56 will be positioned at depths of 1,700 meters and about 124 km off the coast. Capable of processing and treating 170,000 barrels of liquids and 100,000 barrels of 16º API oil, 6 million cubic meters of natural gas, and of injecting some 280,000 barrels of water in the reservoir, the P-56 will operate connected to 22 wells, 11 of which oil and gas producers and 11 used to inject water.

The platform will weigh 50,000 tons, be 110 meters long and wide, 125 meters tall and be dimensioned to operate for 25 years.

This production unit, one of the largest of its dimensions in the world, is expected to kick its commercial operations of in late 2010 and to contribute to Petrobras reaching the oil and gas production goals the company’s Strategic Plan calls for.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.